Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Dear Employees:

I wanted to take this opportunity to update you on the latest news regarding our pending merger with CME. We believe we are on track to complete the merger transaction by mid-2007, and in the last few weeks we have filed a registration statement on form S-4 with the Securities and Exchange Commission and decided on the high-level organizational structure of the merged company. Today, we are announcing our senior leadership team for the combined company, another important step in driving the integration planning process. To read the press release regarding this announcement, please visit OnBoard.

As you recall, in the previous announcement made on October 17, we said that once the merger is complete, Terry Duffy, current CME Executive Chairman, will serve as CME Group Executive Chairman, and Charlie Carey will serve as CME Group Vice Chairman. Craig Donohue will serve as CEO, and Phupinder Gill will serve as President of CME Group. I will remain in my current position, serving on the Transition Planning Committee and playing an integral role in planning the merging of our two organizations. I will continue to focus on overseeing CBOT’s activities and meeting the needs of our customers until the transaction is complete, at which time I will serve as Special Advisor to the combined company for one year.

At this time, we have also appointed the senior leadership team that will serve as the CME Group Management Team after the completion of the transaction. Included on this team will be CBOT’s Chief Operating Officer (COO) Bryan Durkin.

Bryan will serve in the position of COO for CME Group as well. With oversight responsibility for more than half of the new company’s employee base, Bryan will be tasked with managing CME Group’s technology and operations areas and will have ultimate responsibility for the transition of e-cbot products to CME Globex. He also will be supervising the transition of CME trading floors to the CBOT trading facility and the ongoing initiatives that enhance all CME Group trading operations and functionality.

Currently, Bryan is responsible for all of CBOT’s trading operations, both on the trading floor and on e-cbot and has been responsible for maintaining our clearing relationship with the CME. With more than 25 years of service to the Chicago Board of Trade and his depth of knowledge and experience in the futures industry, Bryan is eminently suited to leading the merging of these critical exchange systems.

In order to ensure an efficient transition, CBOT executives Kevin J.P. O’Hara, William M. Farrow III, Christopher Malo and Glen M. Johnson will continue in their current roles until the close of the merger. I want to emphasize how extremely proud I am of the CBOT’s leadership team. Through their direction and foresight, and by working together with you, we have created such tremendous value and opportunity for our shareholders. As I mentioned before, when I joined the exchange five years ago, volume and earnings, two major measures of an exchange’s success, were declining. Together, we have turned around the CBOT, restoring its reputation and enhancing its stature as a world leader.

In addition to Bryan, the following CME Management Team members will be part of the CME Group Management Team after the close of the pending merger:

·	Maz Chadid, Managing Director, Operations, will report to Bryan.
·	Kathleen Cronin, Managing Director, General Counsel & Corporate Secretary, will report to Craig.
·	John P. Davidson III, Managing Director & Chief Corporate Development Officer, will report to Craig.
·	Beth Keeve, Managing Director, Organizational Development, will report to Craig.
·	Jim Krause, Managing Director and Chief Information Officer, will report to Bryan.
·	Jamie Parisi, Managing Director and Chief Financial Officer, will report to Craig.
·	Rick Redding, Managing Director, Products & Services, will report to Craig.
·	Kim Taylor, Managing Director & President, CME Clearing, will report to Gill.

I understand many of you have questions regarding your own job status, and I want you to know that we are committed to defining and naming the entire CME Group organization as quickly as is feasible. The naming of the Management Team at this point in time is an important first step in the transition process, as this team will play a critical role in the detailed integration planning process which will take place over the next several months.

As we get more comfortable with the timing of the close of the merger, we will begin the process of defining the combined company level by level. Before we have identified all the positions needed for CME Group, there will also be roles that will be required for a smooth transition after the close but will not be necessary for the long term, and other jobs that will be eliminated as a result of the merger. This course of action will take several months to complete, so we ask for your patience as we work through the complete process. Our goal will be to give every person an idea of their job status as soon after the close of the merger as possible. In the meantime, I encourage you to submit your questions on the “Just Ask”section on OnBoard. I will continue to communicate with you openly, honestly and frequently throughout the transition.

I fully understand that many of you are struggling with uncertainty right now and the next few months are not “business as usual;” however, it is critical that we all focus on fulfilling our day-to-day obligations and continue to run our great Exchange effectively and efficiently, focusing on serving our customers. I hope that you share my pride in all that we have achieved together and focus on moving our company forward as we work to continue to grow our business.

To help answer some of the questions you may have about the merger and to discuss the company’s 2007 goals, I will be holding a town hall meeting on Wednesday, January 31, at 2:30 p.m. at the Standard Club, 320 South Plymouth Court.

Please join me in congratulating Bryan in his role as a senior leader in the CME Group, and the entire future management team. I look forward to working with them through the transition, and I look forward to seeing you next week at the Town Hall meeting.

Sincerely,

/s/ Bernie Dan

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.